

April 17, 2013

Brian R. Poole, Esq.
T. Rowe Price Global Allocation Fund, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

    Re: T. Rowe Price Global Allocation Fund, Inc., File No. 333-187446

Dear Mr. Poole:

    On March 22, 2013, you filed on behalf of T. Rowe Price Global Allocation Fund, Inc. ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940, to register common shares of the T. Rowe Price Global Allocation Fund ("Fund"). We have reviewed the filing and have the following comments.

Cover Page

1. On the outside front cover page of the prospectus, you indicated that the filing will become effective 60 days after filing pursuant to paragraph (a)(1). Please delete this selection.

Preliminary Prospectus

Principal Investment Strategies

2. In the first paragraph you state, "the fund's portfolio will consist of approximately . . . 30% bonds." Does the Fund have a maturity strategy and credit quality standards for these securities? If so, include disclosure as appropriate.

3. Please confirm to the staff that investments in hedge funds will not exceed 10% of the Fund's net assets.

Principal Risks

4. Derivatives Risk: Revise the disclosure to provide a better sense of the types of derivatives that the Fund is expected to use, the manner in which they are expected to be employed by the Fund, and the maximum percentage of Fund assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Tax Consequences of Hedging

5. If the Fund will sell credit default swaps, confirm that the full notional value of the swap will be covered.

6. If the Fund will invest in total return swaps, please note that it must set aside assets per Investment Company Act Release No. 10666 (Apr. 18, 1979).

Disclosure of Portfolio Information

7. Are the Fund's policies and procedures regarding the disclosure of portfolio holdings on its website? If so, please disclose.

Preliminary Prospectus-Advisor Class
Fee Table

8. Confirm to the staff that there are no shareholder fees for this share class.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Brian R. Poole, Esq.
April 17, 2013

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel